August 5, 2016

Consolidated Financial Results for the Three Months ended June 30, 2016
＜under Japanese GAAP＞
Company Name:	Concordia Financial Group, Ltd.
Stock Exchange Listing:	Tokyo
Code Number:	7186
URL:	http://www.concordia-fg.jp/
Representative:	Representative Director, President Tatsumaro Terazawa
Quarterly Securities Report (Shihanki Hokokusho) Issuing Date:	August 8, 2016
Commencement of Dividend Payment:	－
Trading Accounts:	Established
Supplemental Information for Quarterly Financial Statements:	Available
Quarterly Investor Meeting Presentation:	Not Scheduled

(Amounts less than one million yen are rounded down.)
1. Consolidated Financial Results (for the Three months ended June 30, 2016)
(1) Operating Results	(Unit: Millions of Yen, except per share data and percentages)
	Ordinary Income		Ordinary Profit		Profit Attributable to Owners of Parent
Three months ended June 30, 2016	83,202	－%	23,833	－%	76,281	－%
Three months ended June 30, 2015	－	－%	－	－%	－	－%
(Note1) Comprehensive Income:	Three months ended June 30, 2016:¥53,161 million [－%];
Three months ended June 30, 2015:¥ － million [－%]
(Note2)	Percentages shown in Ordinary Income, Ordinary Profit, Profit Attributable to Owners of Parent and Comprehensive Income are the increase (decrease) from the same period previous year.

	Net Income per Share	Net Income per Share (Diluted)
Three months ended June 30, 2016	¥58.66	¥58.61
Three months ended June 30, 2015	¥ －	¥ －
(Note)
As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the three months ended June 30, 2015 and percentages for changes from the three months ended June 30, 2015 are not provided.

(2) Financial Position	(Unit: Millions of Yen, except percentages)
	Total Assets	Total Net Assets	Own Capital Ratio
June 30, 2016	18,221,993	1,100,929	5.7%
March 31, 2016	－	－	－%
(Reference) Own Capital: June 30, 2016: ¥1,055,071 million; March 31, 2016: ¥ － million
(Note1)	Own Capital Ratio = (Total Net Assets - Subscription Rights to Shares - Non-controlling Interests) / Total Assets
(Note2)	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the fiscal year ended March 31, 2016 are not provided.

2. Dividends on Common Stock
Annual Cash Dividends per Share
	1st Quarter-End	2nd Quarter-End	3rd Quarter-End	Fiscal Year-End	Total
Fiscal year ended March 31, 2016	－	－	－	－	－
Fiscal year ending March 31, 2017	－
Fiscal year ending March 31, 2017 (Forecasts)		¥7.50	－	¥6.50	¥14.00
(Note1)	Revision of forecasts for dividends from the latest announcement: No
(Note2)	2nd Quarter-End Dividend for Fiscal year ending March 31, 2017 (Forecasts) includes a Commemorative Dividend of ¥ 1.00.
(Note3)	Payment of Special Dividend for Fiscal year ending March 31, 2017 will be announced based on our Shareholder Return Policy and our performance.

3. Consolidated Earnings Forecasts (for the fiscal year ending March 31, 2017)
(Unit: Millions of Yen, except per share data)
	Ordinary Profit		Profit Attributable to Owners of Parent		Net Income per Share
Six month ending September 30, 2016	47,000	－%	92,000	－%	¥70.75
Fiscal year ending March 31, 2017	93,500	－%	123,500	－%	¥94.97
(Note1)	Percentages shown in Ordinary Profit and Profit Attributable to Owners of Parent are the increase (decrease) from the same period previous year.
(Note2)	Revision of earnings forecasts from the latest announcement: No
(Note3)	As Concordia Financial Group, Ltd. was established on April 1, 2016, percentages for changes from the same period previous year are not provided.

※ NOTE
(1) Changes in the scope of consolidated significant subsidiaries during the three months ended June 30, 2016: No

(2) Adoption of simplified accounting methods for the preparation of quarterly consolidated financial statements: No

(3) Changes in accounting policies, accounting estimates, and restatements:
(A) Changes in accounting policies due to revision of accounting standards:	No
(B) Changes in accounting policies due to reasons other than (A):	Yes
(C) Changes in accounting estimates:	Yes
(D) Restatements:	No

(4) Number of common stocks issued:
(A) Number of stocks issued (including treasury stocks):	June 30, 2016	1,300,398,483 shares	March 31, 2016	－ shares
(B) Number of treasury stocks:	June 30, 2016	8,996 shares	March 31, 2016	－ shares
(C) Average outstanding stocks for the three months ended:	June 30, 2016	1,300,302,470 shares	June 30, 2015	－ shares
(Note)	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the fiscal year ended March 31, 2016 and the three months ended June 30, 2015 are not provided.

(Display of implementation status of the quarterly review procedure)
This report is out of the scope of the quarterly review procedure which is required by the “Financial Instruments and Exchange Law”. The review procedure of quarterly consolidated financial statements based on the “Financial Instruments and Exchange Law” has been completed.

(Notes for using forecasts information, etc.)
1.
The description of future performance of this report is based on information, which is presently available and certain assumptions which are considered to be reasonable, and it does not guarantee future performance. Please take note that future performance may differ from forecasts.

2.
Average outstanding stocks for this period which are used to calculate net income per share for the fiscal year ending March 31, 2017 is based on the weighted average of ‘Average outstanding stocks for the three months ended June 30, 2016,’, which is indicated ‘(4)Number of common stocks issued’ above, and ‘Average outstanding stocks from July 1, 2016 to March 31, 2017 (forecast)’.

3.
Average outstanding stocks for this period which are used to calculate net income per share for the fiscal year ending March 31, 2017 does not take into account the impact of repurchase of own shares, which are announced separately today.

Contents of Attachment

1.	Qualitative Information Regarding Consolidated Financial Statements for the Three Months Ended June 30, 2016
(1)	Qualitative Information Regarding Operating Results
(2)	Qualitative Information Regarding Financial Position
(3)	Information Regarding Consolidated Earnings Forecasts
2.	Summary Information (Note)
(1)	Changes in Accounting Policies, Accounting Estimates, and Restatements
(2)	Additional Information
3.	Consolidated Financial Statements
(1)	Consolidated Balance Sheets
(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
(3)	Notes on Going Concern Assumption
(4)	Notes on Significant Changes in the Amounts of Shareholders’ Equity
(5)	Business Combination
(6)	Significant Subsequent Events

※	Supplemental Information for Quarterly Financial Statements
Selected Financial Information for the three months ended June 30, 2016

1. Qualitative Information Regarding Consolidated Financial Statements for the Three Months Ended June 30, 2016
(1) Qualitative Information Regarding Operating Results
Concordia Financial Group, Ltd. was established as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016. Concordia Financial Group, Ltd. aims to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.
During the three months ended June 30, 2016, ordinary income amounted to ¥83.202 billion. On the other hand, ordinary expenses amounted to ¥59.369 billion. As a result, ordinary profit for the three months ended June 30, 2016 amounted to ¥23.833 billion. Profit attributable to owners of parent amounted to ¥76.281 billion, as gain on bargain purchase of ¥60.346 billion was recognized as extraordinary income.

(2) Qualitative Information Regarding Financial Position
As a result of the efforts to obtain deposits by promoting establishment of comprehensive business relationship with the customers, deposits as of June 30, 2016 amounted to ¥14,443.9 billion, which included fixed deposits of ¥4,249.1 billion as of June 30, 2016.
Loans and bills discounted as of June 30, 2016 amounted to ¥11,697.2 billion. In addition, securities as of June 30, 2016 amounted to ¥2,750.5 billion, which included government bonds of ¥678.1 billion as of June 30, 2016.
Total assets as of June 30, 2016 amounted to ¥18,221.9 billion, and net assets as of June 30, 2016 amounted to ¥1,100.9 billion.

(3) Information Regarding Consolidated Earnings Forecasts
The consolidated earnings forecasts for the term ending March 31, 2017 announced on May 13, 2016 remains unchanged.

2. Summary Information (Note)
(1) Changes in Accounting Policies, Accounting Estimates, and Restatements
Concordia Financial Group, Ltd. is a wholly-owning parent company established as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016. Accounting policies and accounting estimates applied by Concordia Financial Group, Ltd. are consistent with those applied in preparing consolidated financial statements of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited.

(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates)
For the depreciation method of tangible fixed assets (except leased assets), consolidated subsidiaries of Concordia Financial Group, Ltd. mainly adopt the straight-line method instead of the declining-balance method from the three months ended June 30, 2016. Previously, depreciation of tangible fixed assets held by consolidated subsidiaries was mainly calculated using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998, to which the straight-line method was applied.
Concordia Financial Group, Ltd. plans a capital investment in business equipment under the Medium-term Management Plan starting from the fiscal year ending March 31, 2017. It is expected that the equipment and other existing equipment will be used stably over a long period of time. Therefore, in implementing the Medium-term Management Plan, Concordia Financial Group, Ltd. has changed the depreciation method to the straight-line method to reflect the actual usage, in which an equal amount of expenses is recognized over useful lives of tangible fixed assets.
As a result of the change, ordinary profit and profit before income taxes increased by ¥391 million for the three months ended June 30, 2016, respectively, compared with the amounts calculated by the previous accounting method.

(2) Additional Information
Concordia Financial Group, Ltd. applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (Accounting Standards Board of Japan (ASBJ) Guidance No.26 issued on March 28, 2016) from the three months ended June 30, 2016.

3. Consolidated Financial Statements
(1) Consolidated Balance Sheets
(Unit: Millions of Yen)
As of June 30, 2016
Assets:
Cash and due from banks	2,754,193
Call loans and bills bought	194,727
Monetary claims bought	96,763
Trading assets	6,808
Securities	2,750,529
Loans and bills discounted	11,697,232
Foreign exchanges	18,713
Lease receivables and investment assets	64,783
Other assets	345,387
Tangible fixed assets	155,339
Intangible fixed assets	12,969
Net defined benefit asset	28,940
Deferred tax assets	8,271
Customers’ liabilities for acceptances and guarantees	147,076
Allowance for loan losses	(59,744)
Total assets	18,221,993
Liabilities:
Deposits	14,443,923
Negotiable certificates of deposit	623,851
Call money and bills sold	620,297
Payables under securities lending transactions	103,240
Trading liabilities	217
Borrowed money	936,297
Foreign exchanges	327
Bonds payable	10,000
Other liabilities	199,554
Provision for bonuses	1,269
Net defined benefit liability	8,585
Provision for reimbursement of deposits	1,763
Provision for loss on cancellation of system contracts	2,270
Provision for contingent losses	1,067
Reserves under special laws	16
Deferred tax liabilities	4,710
Deferred tax liabilities for land revaluation	16,594
Acceptances and guarantees	147,076
Total liabilities	17,121,063
Net assets:
Capital stock	150,031
Capital surplus	292,579
Retained earnings	520,311
Treasury shares	(4)
Total shareholders’ equity	962,919
Valuation difference on available-for-sale securities	60,382
Deferred gains or losses on hedges	(17)
Revaluation reserve for land	36,928
Remeasurements of defined benefit plans	(5,141)
Total accumulated other comprehensive income	92,151
Subscription rights to shares	437
Non-controlling interests	45,420
Total net assets	1,100,929
Total liabilities and net assets	18,221,993

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
(Consolidated Statements of Income)
(For the three months ended)	(Unit: Millions of Yen)
June 30, 2016
Ordinary income	83,202
Interest income	44,152
Of which, interest on loans and bills discounted	36,953
Of which, interest and dividends on securities	5,512
Fees and commissions	13,898
Trading income	520
Other ordinary income	22,987
Other income	1,644
Ordinary expenses	59,369
Interest expenses	2,495
Of which, interest on deposits	1,242
Fees and commissions payments	1,349
Other ordinary expenses	18,957
General and administrative expenses	33,620
Other expenses	2,946
Ordinary profit	23,833
Extraordinary income	60,394
Gain on disposal of non-current assets	47
Gain on bargain purchase	60,346
Extraordinary losses	244
Loss on disposal of non-current assets	243
Other	0
Profit before income taxes	83,982
Income taxes - current	5,359
Income taxes - deferred	1,980
Total income taxes	7,339
Profit	76,642
Profit attributable to non-controlling interests	361
Profit attributable to owners of parent	76,281

(Consolidated Statements of Comprehensive Income) (For the three months ended)	(Unit: Millions of Yen)
June 30, 2016
Profit	76,642
Other comprehensive income	(23,481)
Valuation difference on available-for-sale securities	(23,952)
Deferred gains or losses on hedges	(55)
Remeasurements of defined benefit plans	526
Comprehensive income	53,161
(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	52,799
Comprehensive income attributable to non-controlling interests	361

(3) Notes on Going Concern Assumption
  Not applicable.

(4) Notes on Significant Changes in the Amounts of Shareholders’ Equity
(Unit: Millions of yen)
	Capital stock	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity
Balance at the beginning of current period	215,628	177,244	488,988	(34,009)	847,851
Changes of items during the period
Changes due to a joint share transfer (Note)	(65,628)	115,303			49,674
Issuance of new shares	31	31			63
Dividends of surplus			(10,946)		(10,946)
Profit attributable to owners of parent			76,281		76,281
Purchase of treasury shares				(6)	(6)
Disposal of treasury shares		(0)		0	0
Retirement of treasury shares			(34,011)	34,011	―
Net changes of items during the period	(65,596)	115,335	31,323	34,004	115,067
Balance at the end of current period	150,031	292,579	520,311	(4)	962,919
(Note)
Changes due to an establishment of Concordia Financial Group, Ltd. as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016.

(5) Business Combination
Concordia Financial Group, Ltd. was established as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016. The joint share transfer was accounted under the purchase method in accordance with the Accounting Standard for Business Combination where The Bank of Yokohama, Ltd. was the accounting acquirer and The Higashi-Nippon Bank, Limited was the accounting acquiree.

1.	Outline of the business combination
(1)	Name of the acquired company and its business
The Higashi-Nippon Bank, Limited (Banking business)
(2)	Major reasons for the business combination
In recent years, the market size in regional economies has been expected to shrink in the future due to the aging and declining population. In addition, there has been a significant structural change in the operating foundation of regional financial institutions, due to the fact that the number of regional financial institutions has not declined despite the fact that, since the collapse of the bubble economy, the corporate sector has surplus funds and has thus been less dependent on indirect finance. Consequently, it has become an important business challenge for all regional financial institutions to cope with reduction of profit margins and deterioration of earnings capacity resulting from interest rate competition.
Taking into account such changes in the environment, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited believed that it was necessary for regional financial institutions to promote sharing of a wide-area network and cooperation with each other to further contribute to sustainable regional growth going forward. Based on this belief, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited decided to form a new financial group that is open to other regional financial institutions that share the same management strategy and that would play a central role in regional finance with wide area coverage.

While The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited are based in the Metropolitan area, The Bank of Yokohama, Ltd. has as its strengths a stable fund raising capability and the ability to efficiently and broadly provide high-quality financial services that are supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo, whereas The Higashi-Nippon Bank, Limited has as its strength sales capabilities focusing on attentive face-to-face transactions and presentation of proposals in the area of loans to small and medium-sized enterprises.
Taking into account such strengths and characteristics of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited and the fact that despite both being based in the Metropolitan area, both of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited are not competing much against each other in sales areas, customer bases and areas of strength, etc. but rather are more complementary to each other, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited confirmed that The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited would be able to improve services to customers and corporate value through the expected improvements in efficiency and synergy effects for growth from the business integration. Accordingly, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited reached a definitive agreement on the implementation of the business integration through an establishment of a holding company on September 8, 2015.
(3)	Date of the business combination
April 1, 2016
(4)	Legal form of the business combination
Incorporation of a joint holding company through a share transfer
(5)	Company name after the business combination
Concordia Financial Group, Ltd.
(6)	Ratio of voting rights acquired
100%
(7)	Main basis for determining the acquiring company
Based on factors in determining the acquiring company in the Accounting Standard for Business Combination.

2.	Period of the acquired company’s financial results included in the consolidated financial statements
From April 1, 2016 to June 30, 2016

3.	Acquisition cost of the acquired company and breakdown of that cost
Fair value of common shares of Concordia Financial Group, Ltd. delivered at the acquisition date	¥49,756 million
Fair value of subscription rights to shares of Concordia Financial Group, Ltd. delivered at the acquisition date	¥211 million
Acquisition cost	¥49,968 million

4.	Share transfer ratio by class of shares, its calculation method, and the number of shares transferred
(1)	Share transfer ratio by class of shares
(a)  1.000 share of Concordia Financial Group, Ltd. for each share of common shares of The Bank of Yokohama, Ltd.
(b)  0.541 share of Concordia Financial Group, Ltd. for each share of common shares of The Higashi-Nippon Bank, Limited
(2)	Calculation method
The Bank of Yokohama, Ltd. appointed Daiwa Securities Co. Ltd. and The Higashi-Nippon Bank, Limited appointed SMBC Nikko Securities Inc. as independent third party assessors and each requested its respective assessor to calculate the share transfer ratio. Based on the reports submitted by the assessors and upon discussions on the share transfer ratio between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, the share transfer ratio was agreed upon and determined.
(3)	Number of shares transferred
Common shares of 1,300,263,183

5.	Amount of and reason for gain on bargain purchase
(1)	Amount of gain on bargain purchase
¥60,346 million
(2)	Reason for gain on bargain purchase
As the net amounts of assets acquired and liabilities assumed exceeded the acquisition cost, the difference was recognized as gain on bargain purchase.

(6) Significant Subsequent Events
Redemption of preferred securities
Concordia Financial Group, Ltd. and its subsidiary, The Bank of Yokohama, Ltd., determined the redemption of preferred securities issued through an overseas special purpose company, a subsidiary of The Bank of Yokohama, Ltd., and fully redeemed on July 25, 2016. The outline of preferred securities redeemed is as follows:
(a) Issuer
 Yokohama Preferred Capital Cayman Limited
(b) Type of securities issued
  Non-cumulative perpetual preferred securities
(c) Gross amount of redemption
  ¥40 billion
(d) Redemption date
  July 25, 2016
(e) Reasons for redemption
  Due for voluntary redemption

SELECTED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 2016

[CONTENTS]

I.	Summary
II.	Digest of Financial Results for the three months ended June 30, 2016
1.	Profit and Loss
2.	Average Balance of Use and Source of Funds (Domestics)
3.	Interest Margins (Domestics)
4.	Gains or Losses on Investment Securities
5.	Net Unrealized Gains (Losses) on Securities
6.	Claims Disclosed under the Financial Revitalization Law
7.	Loans Information
8.	Deposits Information
9.	Individual Deposit Assets

I. Summary
1. Income status

＜Concordia Financial Group, Ltd. Consolidated＞
•For the consolidated operating results during the three months ended June 30, 2016, ordinary profit amounted to ¥23.8 billion (progress rate to fiscal year ending March 31, 2017 Forecasts: 25.4%) and profit attributable to owners of parent amounted to ¥76.2 billion (rate above: 61.7%)
•Profit attributable to owners of parent excluding gain on bargain purchase amounted to ¥15.9 billion (rate above: 25.0%), which was as planned.
＜The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined＞
•For the combined operating results of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, gross operating income decreased 5.2% from the same period of the previous year to ¥57.4 billion (rate above: 25.8%), due to the decrease in net interest income from domestic operations as a result of the decline in market interest rates after the introduction of negative interest rates and the decrease in net fees and commissions from domestic operations as a result of the decrease in sales of investment products.
•Core net business profit decreased by 14.3% from the same period of the previous year to ¥26.1 billion (rate above:27.9%), due to the decrease in gross operating income and the increase in expenses.
•Net income decreased by 17.3% from the same period of the previous year to ¥18.6 billion (rate above:30.2%), due to the decrease in core net business profit and gains or losses on stocks and other securities.
•Although gross operating income, core net business profit and net income decreased from the same period of the previous year, progress rate to fiscal year ending March 31, 2017 Forecasts was over 25%, which exceeded the planned progress rate.

Concordia Financial Group, Ltd. Consolidated	For the three months ended		(Unit: Billions of Yen)

	June 30, 2016 (A)	(A)-(B)	June 30, 2015 (B)	<Reference> Progress rate to Fiscal year ending March 31, 2017 Forecasts
Ordinary profit	23.8			25.4%
Profit attributable to owners of parent	76.2			61.7%
Of which, excluding gain on bargain purchase	15.9			25.0%
Note : As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the three months ended June 30, 2015 are not provided.

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined					For the three months ended						(Unit: Billions of Yen)

												<Reference>
		June 30, 2016 (A)	The Bank of Yokohama, Ltd.	The Higashi- Nippon Bank, Limited	(A)-(B)		The Bank of Yokohama, Ltd.	The Higashi- Nippon Bank, Limited	June 30, 2015 (B)	The Bank of Yokohama, Ltd.	The Higashi- Nippon Bank, Limited	Progress rate to Fiscal year ending March 31, 2017 Forecasts
Gross operating income		57.4	49.3	8.1	[(5.2%)]	(3.2)	(3.4)	0.3	60.6	52.7	7.8	25.8%
Of which, net interest income from domestic operations		43.7	36.6	7.0		(2.3)	(2.3)	0.0	46.0	38.9	7.0
Of which, net fees and commissions from domestic operations		9.5	9.0	0.4		(2.8)	(2.9)	0.0	12.3	11.9	0.4
Of which, net other ordinary income from domestic operations		2.4	2.0	0.4		1.8	1.6	0.3	0.6	0.4	0.1
Expenses	(－)	31.3	25.3	5.9	[3.9%]	1.2	0.9	0.2	30.1	24.4	5.7	24.3%
(Reference) OHR (%)		54.5	51.3	73.7		4.8	5.0	1.4	49.7	46.3	72.3
Core net business profit		26.1	23.9	2.1	[(14.3%)]	(4.3)	(4.3)	0.0	30.4	28.2	2.1	27.9%
Provision of allowance for general loan losses	(－)	0.0	(0.0)	0.0		0.0	0.0	0.0	(0.0)	(0.0)	(0.0)
Net business profit		26.0	24.0	2.0		(4.4)	(4.2)	(0.2)	30.4	28.2	2.2
Non-recurring gains (losses)		(0.5)	(0.3)	(0.2)		(3.0)	0.7	(3.7)	2.5	(1.0)	3.5
Of which, disposal of bad debts	(－)	(0.3)	(0.6)	0.2		(1.4)	(1.1)	(0.3)	1.1	0.5	0.5
Of which, gains or losses on stocks and other securities		0.0	(0.2)	0.3		(4.5)	(0.3)	(4.1)	4.5	0.1	4.4
Ordinary profit		25.4	23.6	1.7	[(23.0%)]	(7.6)	(3.6)	(4.1)	33.0	27.2	5.8	28.3%
Net income		18.6	17.3	1.3	[(17.3%)]	(4.0)	(1.6)	(2.3)	22.6	18.9	3.6	30.2%

Credit costs	(－)	(0.3)	(0.6)	0.3		(1.3)	(1.1)	(0.2)	1.0	0.5	0.5	-

2. Loans and Deposits, etc.

＜Balance of loans＞
Outstanding balance of domestic loans increased by 2.6% from the end of same period of the previous year to ¥11,737.5 billion, mainly due to the increase in loans to small and medium-sized businesses, apartment loans and consumer loans.
＜Balance of deposits＞
Outstanding balance of deposits increased by 3.5% from the end of the same period of the previous year to ¥14,333.6 billion, mainly due to the increases in both deposits from individuals and corporates.

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined Loans
Domestic branches (excluding loans in offshore market account)				(Unit: Billions of Yen)

	As of June 30, 2016 (A)	(A)-(B)		As of June 30, 2015 (B)	As of March 31, 2016
Loans ＜outstanding balance＞	11,737.5	[2.6%]	302.5	11,435.0	11,634.3
Of which, loans to small and medium-sized businesses, etc.	9,530.5	[2.8%]	263.7	9,266.8	9,464.6

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined Deposits
Domestic branches (excluding deposits in offshore market account)				(Unit: Billions of Yen)

	As of June 30, 2016 (A)	(A)-(B)		As of June 30, 2015 (B)	As of March 31, 2016
Deposits ＜outstanding balance＞	14,333.6	[3.5%]	489.0	13,844.6	14,402.1
Of which, deposits from individuals	10,476.7	[1.4%]	147.0	10,329.7	10,318.5
Of which, deposits from corporates	3,157.0	[5.4%]	161.9	2,995.1	3,022.3

＜Investment products for individuals＞
•Although the balance of insurance products increased, total balance of investment products for individuals decreased by 6.5% from the end of the same period of the previous year to ¥2,101.7 billion, mainly due to the decrease in the balance of investment trusts as a result of the decline of net asset value in accordance with the weakness in stock markets.

Group Total (The Bank of Yokohama, Ltd., The Higashi-Nippon Bank, Limited and Hamagin Tokai Tokyo Securities Co., Ltd. Combined)
Investment products for individuals				(Unit: Billions of Yen)

	As of June 30, 2016 (A)	(A)-(B)		As of June 30, 2015 (B)	As of March 31, 2016
Total balance of investment products for individuals (Group total)	2,101.7	[(6.5%)]	(147.5)	2,249.2	2,177.1
Total balance of investment products for individuals (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)	1,798.4	[(5.0%)]	(94.9)	1,893.3	1,853.8
Of which, investment trusts	558.1		(101.2)	659.3	591.1
Of which, insurance	1,077.1		46.3	1,030.8	1,089.9
Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.	303.2		(52.7)	355.9	323.3

(Reference) Sales amount of investment trusts (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)	50.9		(54.7)	105.6	283.3
(Reference) Sales amount of insurance (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)	27.1		(10.7)	37.8	205.9

II. Digest of Financial Results for the three months ended June 30, 2016

1. Profit and Loss
(1) Concordia Financial Group, Ltd. Consolidated
					(Unit: Millions of Yen)
			For the three months ended			For the year ended

			June 30, 2016 (A)	(A)-(B)	June 30, 2015(B)	March 31, 2016 (Reference)
1	Consolidated gross operating income		58,756
2	Net interest income		41,657
3	Net fees and commissions		12,549
4	Net trading income		520
5	Net other ordinary income		4,030
6	General and administrative expenses	(－)	33,620
7	Credit costs	(－)	(88)
8	Written-off of loans	(－)	614
9	Provision of allowance for specific loan losses	(－)	267
10	Provision of allowance for general loan losses	(－)	152
11	Reversal of allowance for loan losses		－
12	Recoveries of written-off claims		1,290
13	Other	(－)	167
14	Gain or loss on stocks and other securities		(258)
15	Other		(1,133)
16	Ordinary profit		23,833
17	Extraordinary income (losses)		60,149
18	Of which, gain on bargain purchase		60,346
19	Profit before income taxes		83,982
20	Income taxes-current	(－)	5,359
21	Income taxes-deferred	(－)	1,980
22	Total income taxes	(－)	7,339
23	Profit		76,642
24	Profit attributable to non-controlling interests	(－)	361
25	Profit attributable to owners of parent		76,281
Notes : 1. Consolidated gross operating income = (Interest income－Interest expenses) + (Fees and commissions －Fees and commissions payments)
+ (Trading income －Trading expenses) + (Other ordinary income －Other ordinary expenses)
  2. As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the three months ended June 30, 2015 and the fiscal year ended March 31, 2016 are not provided.

				(Unit: Millions of Yen)
	(Reference)	For the three months ended		For the year ended

		June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	March 31, 2016 (Reference)
26	Consolidated net business profit	25,785
Notes : 1. Consolidated net business profit = Non-consolidated core net business profit of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited
  + Ordinary profit of other consolidated subsidiaries (excluding Credit costs) + “Ordinary profit of equity-method affiliates” * share of stockholders equity －internal trade (dividend, etc.)
  2. As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the three months ended June 30, 2015 and the fiscal year ended March 31, 2016 are not provided.

	(Number of Consolidated Companies)			(Unit: Number of Companies)

		As of June 30, 2016(A)	(A)-(B)	As of June 30, 2015(B)	As of March 31, 2016
27	Number of consolidated subsidiaries	17
28	Number of companies accounted for by the equity method	0
Note : As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the three months ended June 30, 2015 and the fiscal year ended March 31, 2016 are not provided.

(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined

					(Unit: Millions of Yen)
			For the three months ended		For the year ended

			June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	March 31, 2016 (Reference)

				[( 5.2%)]
1	Gross operating income		57,427	(3,179)	60,606	233,938
2	(Excluding gains (losses) on bonds)		65,451	(4,430)	69,881	268,733
3	Gross operating income from domestic operations		55,847	(3,284)	59,131	229,136
4	(Excluding gains (losses) on bonds)		64,738	(3,710)	68,448	264,412
5	Net interest income		43,753	(2,288)	46,041	179,977
6	Net fees and commissions		9,570	(2,773)	12,343	43,666
7	Net trading income		60	(19)	79	249
8	Net other ordinary income		2,463	1,796	667	5,241
9	(Of which, gains (losses) on bonds)		(8,890)	426	(9,316)	(35,276)
10	Gross operating income from international operations		1,579	104	1,475	4,802
11	(Excluding gains (losses) on bonds)		713	(720)	1,433	4,321
12	Net interest income		327	(437)	764	2,147
13	Net fees and commissions		86	(4)	90	413
14	Net trading income		7	(281)	288	285
15	Net other ordinary income		1,158	828	330	1,955
16	(Of which, gains (losses) on bonds)		866	824	42	480
				[3.9%]
17	Expenses	(－)	31,321	1,181	30,140	122,347
18	Personnel	(－)	14,318	131	14,187	58,013
19	Facilities	(－)	14,492	681	13,811	55,940
20	Taxes	(－)	2,510	370	2,140	8,393
21	(Reference) ＯＨＲ (%) (17÷1)		54.5	4.8	49.7	52.2
				[( 14.3%)]
22	Core net business profit		26,105	(4,361)	30,466	111,590
23	(Excluding gains (losses) on bonds)		34,129	(5,611)	39,740	146,386
24	Provision of allowance for general loan losses	(－)	53	84	(31)	－
25	Net business profit		26,052	(4,445)	30,497	111,590
26	(Of which, gains (losses) on bonds)		(8,024)	1,250	(9,274)	(34,795)
27	Non-recurring gains (losses)		(587)	(3,171)	2,584	10,160
28	Disposal of bad debts	(－)	(358)	(1,463)	1,105	(3,861)
29	Written-off of loans	(－)	2	(200)	202	1,038
30	Provision of allowance for specific loan losses	(－)	529	(480)	1,009	－
31	Loss on sales of non-performing loans	(－)	0	0	0	32
32	Reversal of allowance for loan losses		－	－	－	4,528
33	Recoveries of written-off claims		1,058	737	321	940
34	Other	(－)	167	(47)	214	536
35	Gain or loss on stocks and other securities		64	(4,522)	4,586	9,471
36	Gain on sales of stocks and other securities		348	(4,238)	4,586	9,491
37	Loss on sales of stocks and other securities	(－)	6	6	－	－
38	Loss on devaluation of stocks and other securities	(－)	278	278	－	20
39	Other non-recurring gains (losses)		(1,010)	(114)	(896)	(3,172)
				[( 23.0%)]
40	Ordinary profit		25,465	(7,617)	33,082	121,751
41	Extraordinary income (losses)		249	348	(99)	(3,074)
42	Gain (loss) on disposal of non-current assets		(228)	(129)	(99)	(804)
43	Gain on disposal of non-current assets		15	15	－	8
44	Loss on disposal of non-current assets	(－)	243	144	99	813
45	Provision for loss on cancellation of system contracts	(－)	－	－	－	2,270
46	Gain on reversal of subscription rights to shares		478	478	－	－
47	Income before income taxes		25,715	(7,267)	32,982	118,676
48	Income taxes-current	(－)	4,808	(3,590)	8,398	31,639
49	Income taxes-deferred	(－)	2,218	248	1,970	7,284
50	Total income taxes	(－)	7,026	(3,342)	10,368	38,923
				[( 17.3%)]
51	Net income		18,688	(3,925)	22,613	79,752

				[ - ]
52	Credit costs (24+28)	(－)	(305)	(1,379)	1,074	(3,861)

(3)  The Bank of Yokohama, Ltd. Non-consolidated

					(Unit: Millions of Yen)
			For the three months ended		For the year ended

			June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	March 31, 2016 (Reference)

				[( 6.4%)]
1	Gross operating income		49,324	(3,404)	52,728	201,687
2	(Excluding gains (losses) on bonds)		57,777	(4,418)	62,195	236,924
3	Gross operating income from domestic operations		47,887	(3,514)	51,401	197,503
4	(Excluding gains (losses) on bonds)		57,206	(3,703)	60,909	233,220
5	Net interest income		36,692	(2,252)	38,944	150,788
6	Net fees and commissions		9,089	(2,812)	11,901	41,653
7	Net trading income		60	(19)	79	249
8	Net other ordinary income		2,044	1,569	475	4,812
9	(Of which, gains (losses) on bonds)		(9,319)	189	(9,508)	(35,717)
10	Gross operating income from international operations		1,437	110	1,327	4,184
11	(Excluding gains (losses) on bonds)		570	(715)	1,285	3,703
12	Net interest income		233	(423)	656	1,731
13	Net fees and commissions		71	(9)	80	367
14	Net trading income		7	(281)	288	285
15	Net other ordinary income		1,125	823	302	1,798
16	(Of which, gains (losses) on bonds)		866	824	42	480
				[3.7%]
17	Expenses	(－)	25,349	910	24,439	99,406
18	Personnel	(－)	11,129	105	11,024	45,257
19	Facilities	(－)	12,102	473	11,629	47,094
20	Taxes	(－)	2,117	332	1,785	7,054
21	(Reference) ＯＨＲ (%) (17÷1)		51.3	5.0	46.3	49.2
				[( 15.2%)]
22	Core net business profit		23,974	(4,315)	28,289	102,281
23	(Excluding gains (losses) on bonds)		32,428	(5,328)	37,756	137,517
24	Provision of allowance for general loan losses	(－)	(25)	(25)	(0)	－
25	Net business profit		24,000	(4,290)	28,290	102,281
26	(Of which, gains (losses) on bonds)		(8,453)	1,013	(9,466)	(35,236)
27	Non-recurring gains (losses)		(318)	694	(1,012)	6,152
28	Disposal of bad debts	(－)	(600)	(1,125)	525	(3,917)
29	Written-off of loans	(－)	2	(200)	202	1,008
30	Provision of allowance for specific loan losses	(－)	374	(140)	514	－
31	Loss on sales of non-performing loans	(－)	0	0	0	28
32	Reversal of allowance for loan losses		－	－	－	4,264
33	Recoveries of written-off claims		1,052	731	321	940
34	Other	(－)	75	(55)	130	251
35	Gain or loss on stocks and other securities		(239)	(418)	179	4,784
36	Gain on sales of stocks and other securities		44	(135)	179	4,805
37	Loss on sales of stocks and other securities	(－)	6	6	－	－
38	Loss on devaluation of stocks and other securities	(－)	278	278	－	20
39	Other non-recurring gains (losses)		(679)	(14)	(665)	(2,549)
				[( 13.1%)]
40	Ordinary profit		23,682	(3,595)	27,277	108,433
41	Extraordinary income (losses)		43	139	(96)	(697)
42	Gain (loss) on disposal of non-current assets		(223)	(127)	(96)	(697)
43	Gain on disposal of non-current assets		15	15	－	8
44	Loss on disposal of non-current assets	(－)	238	142	96	706
45	Provision for loss on cancellation of system contracts	(－)	－	－	－	－
46	Gain on reversal of subscription rights to shares		267	267	－	－
47	Income before income taxes		23,725	(3,456)	27,181	107,736
48	Income taxes-current	(－)	4,457	(2,323)	6,780	27,746
49	Income taxes-deferred	(－)	1,928	476	1,452	7,155
50	Total income taxes	(－)	6,385	(1,848)	8,233	34,901
				[( 8.4%)]
51	Net income		17,339	(1,609)	18,948	72,834

				[ - ]
52	Credit costs (24+28)	(－)	(626)	(1,151)	525	(3,917)

(4)  The Higashi-Nippon Bank, Limited Non-consolidated

					(Unit: Millions of Yen)
			For the three months ended		For the year ended

			June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	March 31, 2016 (Reference)

				[2.8%]
1	Gross operating income		8,103	226	7,877	32,250
2	(Excluding gains (losses) on bonds)		7,674	(11)	7,685	31,809
3	Gross operating income from domestic operations		7,960	230	7,730	31,632
4	(Excluding gains (losses) on bonds)		7,531	(7)	7,538	31,191
5	Net interest income		7,061	(36)	7,097	29,189
6	Net fees and commissions		480	39	441	2,013
7	Net trading income		－	－	－	－
8	Net other ordinary income		418	226	192	429
9	(Of which, gains (losses) on bonds)		428	236	192	440
10	Gross operating income from international operations		142	(5)	147	618
11	(Excluding gains (losses) on bonds)		142	(5)	147	618
12	Net interest income		94	(14)	108	416
13	Net fees and commissions		15	5	10	45
14	Net trading income		－	－	－	－
15	Net other ordinary income		32	4	28	156
16	(Of which, gains (losses) on bonds)		－	－	－	－
				[4.7%]
17	Expenses	(－)	5,972	271	5,701	22,941
18	Personnel	(－)	3,189	26	3,163	12,755
19	Facilities	(－)	2,390	209	2,181	8,846
20	Taxes	(－)	392	37	355	1,339
21	(Reference) ＯＨＲ (%) (17÷1)		73.7	1.4	72.3	71.1
				[( 2.1%)]
22	Core net business profit		2,130	(46)	2,176	9,309
23	(Excluding gains (losses) on bonds)		1,701	(283)	1,984	8,868
24	Provision of allowance for general loan losses	(－)	79	109	(30)	－
25	Net business profit		2,051	(156)	2,207	9,309
26	(Of which, gains (losses) on bonds)		428	236	192	440
27	Non-recurring gains (losses)		(268)	(3,864)	3,596	4,007
28	Disposal of bad debts	(－)	241	(338)	579	55
29	Written-off of loans	(－)	－	－	－	30
30	Provision of allowance for specific loan losses	(－)	155	(339)	494	－
31	Loss on sales of non-performing loans	(－)	－	－	－	4
32	Reversal of allowance for loan losses		－	－	－	263
33	Recoveries of written-off claims		6	6	0	0
34	Other	(－)	92	8	84	284
35	Gain or loss on stocks and other securities		303	(4,103)	4,406	4,686
36	Gain on sales of stocks and other securities		303	(4,103)	4,406	4,686
37	Loss on sales of stocks and other securities	(－)	－	－	－	－
38	Loss on devaluation of stocks and other securities	(－)	－	－	－	－
39	Other non-recurring gains (losses)		(330)	(100)	(230)	(622)
				[( 69.2%)]
40	Ordinary profit		1,782	(4,022)	5,804	13,317
41	Extraordinary income (losses)		206	209	(3)	(2,377)
42	Gain (loss) on disposal of non-current assets		(4)	(1)	(3)	(107)
43	Gain on disposal of non-current assets		－	－	－	－
44	Loss on disposal of non-current assets	(－)	4	1	3	107
45	Provision for loss on cancellation of system contracts	(－)	－	－	－	2,270
46	Gain on reversal of subscription rights to shares		211	211	－	－
47	Income before income taxes		1,989	(3,811)	5,800	10,939
48	Income taxes-current	(－)	350	(1,267)	1,617	3,892
49	Income taxes-deferred	(－)	290	(228)	518	129
50	Total income taxes	(－)	641	(1,494)	2,135	4,022
				[( 63.2%)]
51	Net income		1,348	(2,317)	3,665	6,917

				[( 41.5%)]
52	Credit costs (24+28)	(－)	320	(228)	548	55

2.  Average Balance of Use and Source of Funds (Domestics)
						(Unit: Billions of Yen)
			For the three months ended			For the year ended

			June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	(Reference) March 31, 2016
1	The Bank of Yokohama, Ltd.	Interest-earning assets	14,556.4	314.2	14,242.2	14,280.2
2	and The Higashi-	Of which, Loans and bills discounted	11,459.5	272.3	11,187.2	11,284.9
3	Nippon	Of which, Securities	2,737.2	121.9	2,615.3	2,594.4
4	Bank, Limited	Interest-bearing liabilities	15,927.1	675.9	15,251.2	15,475.1
5	Combined	Of which, Deposits	14,086.3	493.2	13,593.1	13,657.4
6		Interest-earning assets	12,491.8	225.8	12,266.0	12,265.2
7	The Bank of	Of which, Loans and bills discounted	9,861.1	192.6	9,668.5	9,734.1
8	Yokohama, Ltd.	Of which, Securities	2,361.1	86.2	2,274.9	2,238.3
9	Non-consolidated	Interest-bearing liabilities	13,925.9	567.5	13,358.4	13,546.5
10		Of which, Deposits	12,291.5	483.8	11,807.7	11,854.3
11		Interest-earning assets	2,064.5	88.3	1,976.2	2,014.9
12	The Higashi-Nippon Bank,	Of which, Loans and bills discounted	1,598.3	79.6	1,518.7	1,550.7
13	Limited	Of which, Securities	376.1	35.7	340.4	356.0
14	Non-consolidated	Interest-bearing liabilities	2,001.2	108.5	1,892.7	1,928.5
15		Of which, Deposits	1,794.8	9.5	1,785.3	1,803.1

3.  Interest Margins (Domestics)
							(Unit: %)
				For the three months ended			For the year ended

				June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	(Reference) March 31, 2016
16		Yield on interest-earning assets	(Ａ)	1.23	(0.11)	1.34	1.30
17		Loans and bills discounted	(B)	1.27	(0.11)	1.38	1.35
18	The Bank of	Securities		1.09	(0.19)	1.28	1.14
19	Yokohama, Ltd.	Yield on interest-bearing liabilities		0.02	(0.02)	0.04	0.04
20	and The	Deposits	(Ｃ)	0.02	(0.01)	0.03	0.03
21	Higashi-Nippon	Expenses ratio		0.84	(0.01)	0.85	0.85
22	Bank, Limited	Total funding cost	(Ｄ)	0.79	(0.02)	0.81	0.81
23	Combined	Yield spread	(Ｂ) - (Ｃ)	1.25	(0.10)	1.35	1.32
24		Interest margin between loans and deposits		0.41	(0.08)	0.49	0.46
25		Net interest margin	(Ａ) - (Ｄ)	0.44	(0.09)	0.53	0.49
26		Yield on interest-earning assets	(Ａ)	1.20	(0.11)	1.31	1.27
27		Loans and bills discounted	(B)	1.20	(0.11)	1.31	1.28
28		Securities		1.15	(0.22)	1.37	1.18
29	The Bank of	Yield on interest-bearing liabilities		0.01	(0.03)	0.04	0.03
30	Yokohama, Ltd.	Deposits	(Ｃ)	0.01	(0.02)	0.03	0.03
31	Non-consolidated	Expenses ratio		0.77	(0.02)	0.79	0.79
32		Total funding cost	(Ｄ)	0.72	(0.03)	0.75	0.74
33		Yield spread	(Ｂ) - (Ｃ)	1.19	(0.09)	1.28	1.25
34		Interest margin between loans and deposits		0.41	(0.08)	0.49	0.46
35		Net interest margin	(Ａ) - (Ｄ)	0.48	(0.08)	0.56	0.53
36		Yield on interest-earning assets	(Ａ)	1.43	(0.09)	1.52	1.53
37		Loans and bills discounted	(B)	1.68	(0.13)	1.81	1.77
38	The Higashi-	Securities		0.72	(0.02)	0.74	0.90
39	Nippon	Yield on interest-bearing liabilities		0.07	(0.02)	0.09	0.08
40	Bank,	Deposits	(Ｃ)	0.04	(0.02)	0.06	0.06
41	Limited	Expenses ratio		1.25	0.01	1.24	1.23
42	Non-consolidated	Total funding cost	(Ｄ)	1.25	(0.03)	1.28	1.26
43		Yield spread	(Ｂ) - (Ｃ)	1.64	(0.11)	1.75	1.71
44		Interest margin between loans and deposits		0.38	(0.13)	0.51	0.48
45		Net interest margin	(Ａ) - (Ｄ)	0.18	(0.06)	0.24	0.27

4.  Gains or Losses on Investment Securities

	(1) Gains or Losses on Bonds					(Unit: Millions of Yen)
				For the three months ended		For the year ended

				June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	(Reference) March 31, 2016
1		Gains (losses) on bonds		(8,024)	1,250	(9,274)	(34,795)
2	The Bank of	Gain on sales		2,882	1,913	969	4,417
3	Yokohama, Ltd. and	Gain on redemption		－	－	－	－
4	The Higashi-Nippon	Loss on sales	(－)	10,846	867	9,979	37,961
5	Bank, Limited Combined	Loss on redemption	(－)	59	(148)	207	1,139
6		Loss on devaluation	(－)	－	(56)	56	111
7		Gains (losses) on bonds		(8,453)	1,013	(9,466)	(35,236)
8	The Bank of	Gain on sales		2,453	1,677	776	3,976
9	Yokohama, Ltd.	Gain on redemption		－	－	－	－
10	Non-consolidated	Loss on sales	(－)	10,846	867	9,979	37,961
11		Loss on redemption	(－)	59	(148)	207	1,139
12		Loss on devaluation	(－)	－	(56)	56	111
13		Gains (losses) on bonds		428	236	192	440
14	The Higashi-Nippon	Gain on sales		428	236	192	440
15	Bank, Limited	Gain on redemption		－	－	－	－
16	Non-consolidated	Loss on sales	(－)	－	－	－	－
17		Loss on redemption	(－)	－	－	－	－
18		Loss on devaluation	(－)	－	－	－	－

	(Reference) Gains (losses) on bonds derivatives					(Unit: Millions of Yen)
				For the three months ended		For the year ended

				June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	(Reference) March 31, 2016
19	The Bank of Yokohama, Ltd. and The Higashi-Nippon	Gains (losses) on bonds derivatives		10,604	1,073	9,531	36,088
20	Bank, Limited Combined	Gains (losses) on bonds + Gains (losses) on bonds derivatives		2,579	2,323	256	1,293

	(２) Gains or Losses on stocks and other securities					(Unit: Millions of Yen)
				For the three months ended		For the year ended

				June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	(Reference) March 31, 2016
21	The Bank of Yokohama, Ltd.	Gains (losses) on stocks and other securities		64	(4,522)	4,586	9,471
22	and The Higashi-Nippon	Gain on sales		348	(4,238)	4,586	9,491
23	Bank, Limited	Loss on sales	(－)	6	6	－	－
24	Combined	Loss on devaluation	(－)	278	278	－	20
25		Gains (losses) on stocks and other securities		(239)	(418)	179	4,784
26	The Bank of Yokohama, Ltd.	Gain on sales		44	(135)	179	4,805
27	Non-consolidated	Loss on sales	(－)	6	6	－	－
28		Loss on devaluation	(－)	278	278	－	20
29		Gains (losses) on stocks and other securities		303	(4,103)	4,406	4,686
30	The Higashi-Nippon Bank, Limited	Gain on sales		303	(4,103)	4,406	4,686
31	Non-consolidated	Loss on sales	(－)	－	－	－	－
32		Loss on devaluation	(－)	－	－	－	－

5.  Net Unrealized Gains (Losses) on Securities

(1) Concordia Financial Group, Ltd. Consolidated							(Unit: Millions of Yen)
		As of June 30, 2016					As of March 31, 2016

		Book Value	Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Book Value	Net(B)	Unrealized gains	Unrealized losses
1	Held-to-maturity	200,913	11,435		11,435	－
2	Available-for-sale	2,611,524	85,014		114,883	29,869
3	Equity securities	193,462	81,249		84,315	3,066
4	Debt securities	1,576,810	12,733		12,999	266
5	Other securities	841,251	(8,967)		17,567	26,535
6	Total	2,812,437	96,449		126,318	29,869
7	Equity securities	193,462	81,249		84,315	3,066
8	Debt securities	1,777,723	24,168		24,435	266
9	Other securities	841,251	(8,967)		17,567	26,535
Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the consolidated balance sheets and the acquisition cost is posted as “Net”.
2.	In addition to “Securities” on the consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.
3.	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 are not provided.

(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined							(Unit: Millions of Yen)
		As of June 30, 2016					As of March 31, 2016

		Book Value	Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Book Value	Net(B)	Unrealized gains	Unrealized losses
10	Held-to-maturity	199,713	11,423	154	11,423	－	199,715	11,269	11,269	－
11	Available-for-sale	2,604,129	86,826	(35,074)	119,456	32,630	2,672,151	121,900	142,393	20,492
12	Equity securities	186,069	81,133	(21,147)	83,783	2,649	208,094	102,280	104,273	1,993
13	Debt securities	1,576,808	14,469	2,599	14,889	420	1,582,482	11,870	12,960	1,090
14	Other securities	841,251	(8,777)	(16,527)	20,782	29,559	881,574	7,750	25,158	17,408
15	Total	2,803,842	98,250	(34,919)	130,880	32,630	2,871,867	133,169	153,662	20,492
16	Equity securities	186,069	81,133	(21,147)	83,783	2,649	208,094	102,280	104,273	1,993
17	Debt securities	1,776,521	25,893	2,754	26,313	420	1,782,198	23,139	24,229	1,090
18	Other securities	841,251	(8,777)	(16,527)	20,782	29,559	881,574	7,750	25,158	17,408
Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.
2.	In addition to “Securities” on the non-consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

(3) The Bank of Yokohama, Ltd. Non-consolidated							(Unit: Millions of Yen)
		As of June 30, 2016					As of March 31, 2016

		Book Value	Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Book Value	Net(B)	Unrealized gains	Unrealized losses
19	Held-to-maturity	199,713	11,423	154	11,423	－	199,715	11,269	11,269	－
20	Available-for-sale	2,179,192	85,299	(31,066)	110,702	25,403	2,227,939	116,365	132,072	15,707
21	Equity securities	175,772	79,426	(20,193)	81,443	2,017	196,823	99,619	101,373	1,753
22	Debt securities	1,280,668	11,710	1,812	11,975	265	1,277,531	9,898	10,420	521
23	Other securities	722,751	(5,837)	(12,683)	17,283	23,120	753,584	6,846	20,279	13,432
24	Total	2,378,906	96,722	(30,912)	122,126	25,403	2,427,655	127,634	143,341	15,707
25	Equity securities	175,772	79,426	(20,193)	81,443	2,017	196,823	99,619	101,373	1,753
26	Debt securities	1,480,381	23,133	1,966	23,399	265	1,477,247	21,167	21,689	521
27	Other securities	722,751	(5,837)	(12,683)	17,283	23,120	753,584	6,846	20,279	13,432
Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.
2.	In addition to “Securities” on the non-consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

(4) The Higashi-Nippon Bank, Limited Non-consolidated							(Unit: Millions of Yen)
		As of June 30, 2016					As of March 31, 2016

		Book Value	Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Book Value	Net(B)	Unrealized gains	Unrealized losses
28	Held-to-maturity	－	－	－	－	－	－	－	－	－
29	Available-for-sale	424,936	1,527	(4,008)	8,753	7,226	444,211	5,535	10,321	4,785
30	Equity securities	10,296	1,707	(953)	2,339	632	11,270	2,660	2,900	239
31	Debt securities	296,140	2,759	788	2,914	155	304,950	1,971	2,540	569
32	Other securities	118,500	(2,939)	(3,842)	3,499	6,439	127,990	903	4,879	3,976
33	Total	424,936	1,527	(4,008)	8,753	7,226	444,211	5,535	10,321	4,785
34	Equity securities	10,296	1,707	(953)	2,339	632	11,270	2,660	2,900	239
35	Debt securities	296,140	2,759	788	2,914	155	304,950	1,971	2,540	569
36	Other securities	118,500	(2,939)	(3,842)	3,499	6,439	127,990	903	4,879	3,976
Note:	“Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.

	6. Claims Disclosed under the Financial Revitalization Law

	(1) Concordia Financial Group, Ltd. Consolidated	(Unit: Millions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	As of March 31, 2016 (B)
1	Unrecoverable or valueless claims		57,706
2	Doubtful claims		137,280
3	Claims in need of special caution		23,955
4	Sub-total (Claims in need of special caution or below)	A	218,942
5	Claims in need of caution (excluding claims in need of special caution)		1,119,661
6	Claims to normal borrowers (excluding claims in need of caution)		10,598,195
7	Sub-total (Normal claims)		11,717,856
8	Total (Credit exposures)	B	11,936,798

9	Claims in need of special caution based on borrowers classification under the self-assessment guideline		26,931

10	Non-performing loans ratio (Percentage of claims in need of special caution or below) (%)	A / B	1.8
	Note: As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 are not provided.

	(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined			(Unit: Millions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	As of March 31, 2016 (B)
11	Unrecoverable or valueless claims		57,690	(1,791)	59,481
12	Doubtful claims		137,514	1,430	136,084
13	Claims in need of special caution		23,966	1,439	22,527
14	Sub-total (Claims in need of special caution or below)	A	219,170	1,076	218,094
15	Claims in need of caution (excluding claims in need of special caution)		1,116,436	(24,237)	1,140,673
16	Claims to normal borrowers (excluding claims in need of caution)		10,552,596	125,339	10,427,257
17	Sub-total (Normal claims)		11,669,032	101,101	11,567,931
18	Total (Credit exposures)	B	11,888,203	102,178	11,786,025

19	Claims in need of special caution based on borrowers classification under the self-assessment guideline		26,444	2,106	24,338

20	Non-performing loans ratio (Percentage of claims in need of special caution or below) (%)	A / B	1.8	0.0	1.8

	(3) The Bank of Yokohama, Ltd. Non-Consolidated			(Unit: Millions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	As of March 31, 2016 (B)
21	Unrecoverable or valueless claims		53,267	(1,754)	55,021
22	Doubtful claims		125,740	1,542	124,198
23	Claims in need of special caution		16,493	1,151	15,342
24	Sub-total (Claims in need of special caution or below)	A	195,502	940	194,562
25	Claims in need of caution (excluding claims in need of special caution)		945,783	(25,249)	971,032
26	Claims to normal borrowers (excluding claims in need of caution)		9,077,316	101,686	8,975,630
27	Sub-total (Normal claims)		10,023,099	76,437	9,946,662
28	Total (Credit exposures)	B	10,218,601	77,377	10,141,224

29	Claims in need of special caution based on borrowers classification under the self-assessment guideline		18,188	1,697	16,491

30	Non-performing loans ratio (Percentage of claims in need of special caution or below) (%)	A / B	1.9	0.0	1.9

	(4) The Higashi-Nippon Bank, Limited Non-Consolidated		(Unit: Millions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	As of March 31, 2016 (B)
31	Unrecoverable or valueless claims		4,422	(38)	4,460
32	Doubtful claims		11,774	(112)	11,886
33	Claims in need of special caution		7,472	287	7,185
34	Sub-total (Claims in need of special caution or below)	A	23,668	137	23,531
35	Claims in need of caution (excluding claims in need of special caution)		170,652	1,011	169,641
36	Claims to normal borrowers (excluding claims in need of caution)		1,475,279	23,652	1,451,627
37	Sub-total (Normal claims)		1,645,932	24,663	1,621,269
38	Total (Credit exposures)	B	1,669,601	24,800	1,644,801

39	Claims in need of special caution based on borrowers classification under the self-assessment guideline		8,256	409	7,847

40	Non-performing loans ratio (Percentage of claims in need of special caution or below) (%)	A / B	1.4	0.0	1.4
	Note: The Higashi-Nippon Bank, Limited does not apply partial direct written-off. The above figures are presented if The Higashi-Nippon Bank, Limited had applied the partial direct written-off.

7.  Loans Information
(1)  Balances of Loans (All branches)
					(Unit: Billions of Yen)
		For the three months ended			For the year ended

		June 30, 2016(A)	(A)-(B)	June 30, 2015(B)	(Reference) March 31, 2016
1	(Outstanding balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined	11,754.4	303.9	11,450.5	11,651.5
2	The Bank of Yokohama, Ltd. Non-Consolidated	10,083.8	218.2	9,865.6	10,005.4
3	The Higashi-Nippon Bank, Limited Non-Consolidated	1,670.5	85.6	1,584.9	1,646.0
4	(Average balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined	11,627.7	286.4	11,341.3	11,452.1
5	The Bank of Yokohama, Ltd. Non-Consolidated	10,010.1	203.6	9,806.5	9,883.8
6	The Higashi-Nippon Bank, Limited Non-Consolidated	1,617.6	82.8	1,534.8	1,568.3

(2)   Breakdown of Loans (outstanding balance) and Ratio of loans to small and medium-sized businesses, etc.
Domestic branches (excluding loans in offshore market account)
	① The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined				(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
7	Total	A	11,737.5	302.5	103.2	11,435.0	11,634.3
8	Loans to large and medium-sized businesses		1,747.3	18.8	26.8	1,728.5	1,720.5
9	Loans to small and medium-sized businesses, etc.	B	9,530.5	263.7	65.9	9,266.8	9,464.6
10	Loans to small and medium-sized businesses		4,230.8	253.4	64.5	3,977.4	4,166.3
11	Loans to individuals		5,299.6	10.3	1.4	5,289.3	5,298.2
12	Residential loans		4,903.6	(7.9)	1.3	4,911.5	4,902.3
13	Housing loans		3,249.0	(55.9)	(16.1)	3,304.9	3,265.1
14	Apartment loans		1,654.5	47.9	17.4	1,606.6	1,637.1
15	Other individual loans		395.9	18.1	0.1	377.8	395.8
16	Public sectors		459.6	20.0	10.5	439.6	449.1

17	Ratio of loans to small and medium-sized businesses, etc. (%)	B / A	81.1	0.1	(0.2)	81.0	81.3

	② The Bank of Yokohama, Ltd. Non-Consolidated					(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
18	Total	A	10,066.9	216.8	78.7	9,850.1	9,988.2
19	Loans to large and medium-sized businesses		1,549.5	17.9	24.7	1,531.6	1,524.8
20	Loans to small and medium-sized businesses, etc.	B	8,094.6	175.8	42.7	7,918.8	8,051.9
21	Loans to small and medium-sized businesses		3,199.4	148.2	37.0	3,051.2	3,162.4
22	Loans to individuals		4,895.2	27.6	5.8	4,867.6	4,889.4
23	Residential loans		4,519.7	12.0	6.6	4,507.7	4,513.1
24	Housing loans		3,044.0	(34.1)	(9.9)	3,078.1	3,053.9
25	Apartment loans		1,475.7	46.1	16.6	1,429.6	1,459.1
26	Other individual loans		375.4	15.6	(0.9)	359.8	376.3
27	Public sectors		422.7	23.1	11.3	399.6	411.4

28	Ratio of loans to small and medium-sized businesses, etc. (%)	B/A	80.4	0.1	(0.2)	80.3	80.6

	③ The Higashi-Nippon Bank, Limited Non-Consolidated					(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
29	Total	A	1,670.5	85.6	24.5	1,584.9	1,646.0
30	Loans to large and medium-sized businesses		197.8	1.0	2.2	196.8	195.6
31	Loans to small and medium-sized businesses, etc.	B	1,435.8	87.8	23.2	1,348.0	1,412.6
32	Loans to small and medium-sized businesses		1,031.4	105.2	27.5	926.2	1,003.9
33	Loans to individuals		404.4	(17.3)	(4.3)	421.7	408.7
34	Residential loans		383.8	(19.9)	(5.4)	403.7	389.2
35	Housing loans		205.0	(21.8)	(6.2)	226.8	211.2
36	Apartment loans		178.8	1.9	0.8	176.9	178.0
37	Other individual loans		20.5	2.5	1.1	18.0	19.4
38	Public sectors		36.8	(3.2)	(0.8)	40.0	37.6

39	Ratio of loans to small and medium-sized businesses, etc. (%)	B / A	85.9	0.9	0.1	85.0	85.8

8.  Deposits Information
(1) Balances of Deposits (All branches)					(Unit: Billions of Yen)
		For the three months ended			For the year ended

		June 30, 2016 (A)	(A)-(B)	June 30, 2015 (B)	(Reference) March 31, 2016
1	(Outstanding balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined	14,478.8	581.9	13,896.9	14,533.4
2	The Bank of Yokohama, Ltd. Non-Consolidated	12,617.1	594.1	12,023.0	12,680.8
3	The Higashi-Nippon Bank, Limited Non-Consolidated	1,861.6	(12.3)	1,873.9	1,852.6
4	(Average balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined	14,371.0	567.6	13,803.4	13,880.8
5	The Bank of Yokohama, Ltd. Non-Consolidated	12,572.5	558.6	12,013.9	12,073.8
6	The Higashi-Nippon Bank, Limited Non-Consolidated	1,798.4	9.0	1,789.4	1,807.0

	(2) Breakdown of depositors' categories (outstanding balance)
	Domestic branches (excluding deposits in offshore market account)
	① The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined				(Unit: Billions of Yen)

		As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
7	Individual	10,476.7	147.0	158.2	10,329.7	10,318.5
8	Of which, liquid deposits	6,939.1	227.5	167.8	6,711.6	6,771.3
9	Of which, fixed deposits	3,507.9	(75.6)	(6.7)	3,583.5	3,514.6
10	Corporate	3,157.0	161.9	134.7	2,995.1	3,022.3
11	Local Public	594.4	183.6	(318.5)	410.8	912.9
12	Financial institutions	105.4	(3.4)	(42.9)	108.8	148.3
13	Total	14,333.6	489.0	(68.5)	13,844.6	14,402.1

	② The Bank of Yokohama, Ltd. Non-Consolidated				(Unit: Billions of Yen)

		As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
14	Individual	9,287.4	149.1	153.1	9,138.3	9,134.3
15	Of which, liquid deposits	6,501.2	203.2	154.0	6,298.0	6,347.2
16	Of which, fixed deposits	2,758.5	(49.7)	0.8	2,808.2	2,757.7
17	Corporate	2,555.1	146.7	125.7	2,408.4	2,429.4
18	Local Public	538.5	208.9	(315.9)	329.6	854.4
19	Financial institutions	90.9	(3.3)	(40.2)	94.2	131.1
20	Total	12,471.9	501.2	(77.5)	11,970.7	12,549.4

	③ The Higashi-Nippon Bank, Limited Non-Consolidated				(Unit: Billions of Yen)

		As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
21	Individual	1,189.3	(2.1)	5.2	1,191.4	1,184.1
22	Of which, liquid deposits	437.9	24.4	13.9	413.5	424.0
23	Of which, fixed deposits	749.3	(26.0)	(7.6)	775.3	756.9
24	Corporate	601.8	15.1	9.0	586.7	592.8
25	Local Public	55.9	(25.3)	(2.5)	81.2	58.4
26	Financial institutions	14.4	(0.1)	(2.7)	14.5	17.1
27	Total	1,861.6	(12.3)	9.0	1,873.9	1,852.6

	9. Individual Deposit Assets
	(1) Group Total (The Bank of Yokohama, Ltd., The Higashi-Nippon Bank, Limited and Hamagin Tokai Tokyo Securities Co.,Ltd. Combined)					(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
1	Total balance of investment products for individuals (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)	A	1,798.4	(94.9)	(55.4)	1,893.3	1,853.8
2	Investment products for individuals at Hamagin Tokai Tokyo Securities Co.,Ltd.	B	303.2	(52.7)	(20.1)	355.9	323.3
3	Total balance of investment products for individuals	C = A + B	2,101.7	(147.5)	(75.4)	2,249.2	2,177.1
4	Total individual deposit assets	D = B + E	12,552.2	3.6	84.3	12,548.6	12,467.9
5	Ratio of investment products for individuals	C / D	16.7%	(1.2%)	(0.7%)	17.9%	17.4%

	(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined					(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
6	Investment trusts		558.1	(101.2)	(33.0)	659.3	591.1
7	Insurance		1,077.1	46.3	(12.8)	1,030.8	1,089.9
8	Foreign currency deposits		26.2	(4.1)	(1.5)	30.3	27.7
9	Public bonds		136.9	(35.8)	(8.0)	172.7	144.9
10	Total balance of investment products for individuals	A	1,798.4	(94.9)	(55.4)	1,893.3	1,853.8
11	Individual deposits (deposits in yen)		10,450.5	151.2	159.8	10,299.3	10,290.7
12	Total individual deposit assets	E	12,248.9	56.2	104.4	12,192.7	12,144.5
13	Ratio of investment products for individuals	A / E	14.6%	(0.9%)	(0.6%)	15.5%	15.2%

	(3) The Bank of Yokohama, Ltd. Non-Consolidated					(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
14	Investment trusts		519.5	(98.3)	(31.0)	617.8	550.5
15	Insurance		1,001.7	39.3	(15.1)	962.4	1,016.8
16	Foreign currency deposits		25.9	(4.2)	(1.6)	30.1	27.5
17	Public bonds		125.0	(36.9)	(8.2)	161.9	133.2
18	Total balance of investment products for individuals	F	1,672.3	(100.1)	(55.9)	1,772.4	1,728.2
19	Individual deposits (deposits in yen)		9,261.4	153.3	154.7	9,108.1	9,106.7
20	Total individual deposit assets	G	10,933.8	53.2	98.8	10,880.6	10,835.0
21	Ratio of investment products for individuals	F / G	15.2%	(1.0%)	(0.7%)	16.2%	15.9%

	(4) The Higashi-Nippon Bank, Limited Non-Consolidated					(Unit: Billions of Yen)

			As of June 30, 2016 (A)	(A)-(B)	(A)-(C)	As of June 30, 2015 (B)	As of March 31, 2016 (C)
22	Investment trusts		38.5	(3.0)	(2.0)	41.5	40.5
23	Insurance		75.3	7.0	2.2	68.3	73.1
24	Foreign currency deposits		0.2	0.0	0.0	0.2	0.2
25	Public bonds		11.8	1.1	0.2	10.7	11.6
26	Total balance of investment products for individuals	H	126.0	5.1	0.5	120.9	125.5
27	Individual deposits (deposits in yen)		1,189.0	(2.1)	5.1	1,191.1	1,183.9
28	Total individual deposit assets	I	1,315.1	3.0	5.6	1,312.1	1,309.5
29	Ratio of investment products for individuals	H / I	9.5%	0.3%	0.0%	9.2%	9.5%

		Capital ratio as of June 30, 2016 will be announced when it is fixed.